

February 27, 2012

Via E-mail
A. Dale Mayo
Chief Executive Officer and Chairman
Digital Cinema Destinations Corp.
250 East Broad Street
Westfield, New Jersey 07090

> **Re: Digital Cinema Destinations Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed February 15, 2012**
> **File No. 333-178648**

Dear Mr. Mayo:

We have received your response to our prior comment letter to you dated February 3, 2012 and have the following additional comments.

Prospectus Summary, page 1

1. Please revise here to state the expiration date of the virtual print fee program.

Our Company, page 1

2. Refer to the final paragraph under this heading. Please revise your discussion to first report revenues and net operating results for the periods presented in your audited financial statements. If you also wish to present information for the twelve months ended June 30, 2011 and the six months ended December 31, 2011, please clarify that this financial information is unaudited. This comment applies elsewhere throughout the filing where applicable as well, including the narrative on page 11 regarding net losses since inception.

Summary Consolidated Selected Financial Data, page 8

3. We would generally expect your historical financial information to precede any pro forma or non-GAAP financial information. Please revise your presentation to place the disclosure under this heading before the unaudited pro forma financial information beginning on page 7.

4. As you have executed asset purchase agreements and it is your intention to use the proceeds of the offerings to acquire Cinema Centers and Lisbon Cinema, we believe that the successor balances "As Adjusted" should agree with the "Pro Forma Combined" column on page 25. Please revise accordingly.

5. Refer to the pro forma financial information on page 7. Pro forma presentations in filed documents must be prepared in accordance with the requirement of Article 11 of Regulation S-X. Please provide appropriate support for the pro forma balance sheet data as of December 31, 2011 or eliminate it from the filing.

Unaudited Pro Forma Combined Balance Sheet, page 25

6. Please clarify, if true, that the pro forma combined balance sheet is as of December 31, 2011. As a related matter, please clarify the period for which each pro forma statement of operations has been presented at the top of that statement.

Notes to Pro Forma Combined Financial Statements, page 28

7. Please revise Footnote (1) to include a presentation that shows the mathematical calculations of the adjustments on page 25. Specifically, you should, for each acquisition, present the balance sheet item as stated on the face of the financial statements included elsewhere in your document, the fair value adjustment, and the resultant fair value allocation of purchase price. You should then present the calculation of the aggregate fair value adjustments as included on page 25. Consider combining Footnote (7) balance sheet adjustments here, for clarity. With regard to the elimination of operating results of theaters not acquired, consider revising Footnote (7) to include a table that separately presents Cinema Centers and Lisbon, with a total column showing the aggregate adjustment, for clarity.

8. Please specifically clarify how the increase in cash and cash equivalents has been computed. In this regard, we would generally expect each individual adjustment to stand on its own. For example, it may be appropriate to present the impact of the offering in the form of a separately numbered adjustment and/or in a separate column for clarity.

9. Please revise Footnotes (2) and (3) to show the actual mathematical calculation of these adjustments. The presentation should begin with the historical figures as

presented in the actual financial statements presented elsewhere in this document, show the adjustment with an explanation of how it was calculated based on the fair value allocation presented in explanation (1), and the resultant total pro forma depreciation and amortization. We may have additional comments upon review of your revisions.

10. You state, on page 15, that certain bonuses will be paid based upon consolidated gross revenues without regard to operating profit or loss. It appears that adjustments would be required to reflect any new compensation arrangements. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

11. Please review your document to ensure that all tables that present both the predecessor and successor period separate these periods with the line of demarcation. For example, the Adjusted EBITDA and TLCF reconciliations on page 44 should be revised to include the line of demarcation.

12. Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X, as applicable to all financial statements presented.

Results of Operations, page 36

13. As your historical financial statements are required to include (and do include) comparative financial information for the six month interim periods ended December 31, 2011 and 2010, please include comparable numerical information in your MD&A. However, please discuss the results for the six month period ended December 31, 2011 only. If you make any references to predecessor results of operations for the six months ended December 31, 2010 in your discussions, please clearly state that the results are not comparable. We may have further comments upon review of your revised presentation.

Non-GAAP Financial Measures, page 43

14. Please eliminate the data for the three month periods ended December 31, 2011 and 2010.

Theater Operations, page 54

15. The nature, purpose and derivation of the financial information presented at the top of page 55 is not clearly explained in your narrative. You appear to be presenting primarily non-GAAP financial information without any comparable

presentation of data from your financial statements. Total revenues for the six months ended December 31, 2011 are consistent with those in your income statement on page F-23. Total revenues for the six months ended December 31, 2010 are not. Total costs and expenses do not agree with those included in your income statements for either period. Please begin your discussion with operating results on a GAAP basis. Explain the nature and purpose and importance of any non-GAAP information presented and reconcile it to your financial statements so that the derivation of the data is clear to the reader.

Financial Statements

Digital Cinema Destinations Corp. and Subsidiaries

Interim Financial Statement

Income Statements, page F-23

16. It is not necessary to include comparative information for the three month periods ended December 31 2011 and 2010. Please exclude these periods for clarity and simplicity, both from the income statement and from MD&A. Alternatively, please tell us why you believe they are required to be included in the filing.

Lisbon Theater, Inc.

Leases, page F-59

17. Please revise to further clarify your statement that the lease does not require the Company to return the leased property to the lessor "in its original condition leasehold improvements."

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Joseph L. Cannella
        Eaton & Van Winkle LLP